UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 8, 2020

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

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110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)

60607
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 2.02. Results of Operations and Financial Condition.

On October 8, 2020, McDonald's Corporation (the "Company") issued an investor release providing comparable sales results for the third quarter ended September 30, 2020. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 7.01. Regulation FD Disclosure.

On October 8, 2020, the Company issued an investor release announcing that the Board declared a quarterly cash dividend. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Investor Release of McDonald's Corporation issued October 8, 2020: McDonald's Reports Third Quarter 2020 Comparable Sales, Raises Quarterly Cash Dividend and Announces November Investor Update

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


McDONALD'S CORPORATION
(Registrant)


Date: October 8, 2020

By: /s/ Catherine Hoovel

Catherine Hoovel
Corporate Vice President - Chief Accounting Officer

Exhibit 99.1



FOR IMMEDIATE RELEASE
10/8/2020

FOR MORE INFORMATION CONTACT:
Investors: Mike Cieplak, investor.relations@us.mcd.com
Media: Lauren Altmin, lauren.altmin@us.mcd.com

McDONALD'S REPORTS THIRD QUARTER 2020 COMPARABLE SALES,

RAISES QUARTERLY CASH DIVIDEND AND ANNOUNCES NOVEMBER INVESTOR UPDATE

- **Comparable sales continued to improve globally, driven by positive comparable sales of 4.6% in the U.S.**
- **Quarterly cash dividend increases 3% to $1.29 per share - the equivalent of $5.16 annually**
- **McDonald's will host a virtual Investor Update on Monday, November 9, 2020**

"Our third quarter performance demonstrates the underlying resilience of the McDonald's brand. Our unique strengths, including our unrivaled drive-thru presence around the world, advanced delivery and digital capabilities, and marketing scale have become even more important during the pandemic. Our prior investments in these areas position us to further our competitive advantage and enable restaurant crew to continue to safely provide customers our great tasting food," said McDonald's President and Chief Executive Officer Chris Kempczinski. "Today's dividend increase reflects our strong financial position and represents continued confidence in our ability to drive profitable growth and long-term shareholder value while still investing in our people and the business."

Third Quarter Comparable Sales

	Increase/(Decrease)	
	Quarters Ended September 30,	
	2020	2019
U.S.	4.6 %	4.8%
International Operated Markets	(4.4)	5.6
International Developmental Licensed Markets & Corporate	(10.1)	8.1
Total	(2.2)%	5.9%

- **Comparable Sales:** Monthly comparable sales results improved sequentially for all segments throughout the third quarter of 2020.

  - **U.S.:** Comparable sales were positive throughout the quarter, benefiting from strong average check growth from larger group orders as well as strong performance at the dinner daypart. The Company's strategic marketing investments and resulting promotional activity drove low double-digit comparable sales for the month of September, including positive comparable sales across all dayparts. Comparable guest counts remained negative for the quarter.

  - **International Operated Markets:** Comparable sales results improved throughout the quarter, with consumer sentiment and government regulations impacting the pace of recovery from COVID-19. Limited operations also remained in place for some markets. Comparable sales varied across markets with negative comparable sales in France, Spain, Germany and the U.K., partly offset by positive comparable sales in Australia.

  - **International Developmental Licensed Markets:** Comparable sales results were impacted by negative comparable sales in Latin America and China, partly offset by strong positive comparable sales in Japan.

Quarterly Cash Dividend

On October 7, 2020, McDonald's Board of Directors declared a quarterly cash dividend of $1.29 per share of common stock payable on December 15, 2020 to shareholders of record at the close of business on December 1, 2020. This represents a 3% increase over the Company's previous quarterly dividend. While current year business results have been impacted by the COVID-19 pandemic, the pace of recovery paired with the Company's strong financial position support this increase to the dividend while still giving the Company the ability to invest in the business.

McDonald's has a strong history of returning capital to its shareholders and has raised its dividend for over 40 years consecutively since paying its first dividend in 1976. The new quarterly dividend of $1.29 per share is equivalent to $5.16 annually.

November Investor Update

McDonald's will host a virtual Investor Update on Monday, November 9, 2020 following the third quarter earnings release call.

At this event, Chris Kempczinski, Kevin Ozan and other members of McDonald's senior management team will provide an update on strategic priorities for the business with analysts, investors and media.

For additional information and registration details, please visit: http://investorupdate.mcd.com or the Investor Events section of the Company's Internet home page at www.investor.mcdonalds.com.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Constant currency results exclude the effects of foreign currency translation and are calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other strategic charges and gains, as well as income tax provision adjustments related to the Tax Cuts and Jobs Act of 2017, and bases incentive compensation plans on these results, because the Company believes this better represents underlying business trends.

Comparable sales are compared to the same period in the prior year and represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters (which includes restaurants temporarily closed due to COVID-19 in 2020). Comparable sales exclude the impact of currency translation, and, since 2017, also exclude sales from Venezuela due to its hyper-inflation. Management generally identifies hyper-inflationary markets as those markets whose cumulative inflation rate over a three-year period exceeds 100%. Management believes that these exclusions more accurately reflect the underlying business trends. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. The goal is to achieve a relatively balanced contribution from both guest counts and average check.

Comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed.

UPCOMING COMMUNICATIONS

McDonald's plans to release third quarter earnings for the quarter ended September 30, 2020 before the market opens on November 9, 2020 and will broadcast its investor earnings conference call live over the Internet at 7:30 a.m. (Central Time) on November 9, 2020. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast available for a limited time thereafter.

McDonald's will broadcast an upcoming virtual Investor Update live over the Internet on November 9, 2020. For additional information and registration details, please visit: http://investorupdate.mcd.com or the Investor Events section of the Company's Internet home page at www.investor.mcdonalds.com. There will also be an archived webcast available for a limited time thereafter.

For important news and information regarding McDonald's, including the timing of future investor conferences and earnings calls, visit the Investor Relations section of the Company's Internet home page at www.investor.mcdonalds.com. McDonald's uses this website as a primary channel for disclosing key information to its investors, some of which may contain material and previously non-public information.

ABOUT McDONALD'S

McDonald's is the world's leading global foodservice retailer with over 39,000 locations in over 100 countries. Approximately 93% of McDonald's restaurants worldwide are owned and operated by independent local business owners.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, including statements regarding the impacts that the COVID-19 pandemic and our responses thereto may have on our ability to drive profitable growth, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, including the risk factors discussed in the Company's annual and quarterly filings. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.